Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

Advisors Series Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 18, 2010

VIA EDGAR TRANSMISSION

Ms. Linda Stirling
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	ADVISORS SERIES TRUST (the “Trust”)
Securities Act Registration No: 333-17391
Investment Company Act Registration No: 811-07959
Edgar Lomax Value Fund (S000005075)

Dear Ms. Stirling:

This correspondence is being filed in response to your oral comments and suggestions of February 12, 2010, to the Trust’s Post-Effective Amendment (“PEA”) No. 305 to its registration statement.  PEA 305 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on December 30, 2009, for the purpose of conforming the Trust’s prospectus for its series, the Edgar Lomax Value Fund (the “Fund”) to the Summary Prospectus Rule as set forth in 17 CFR Parts 230, 232, 239, and 274.

In connection with this response to the Staff’s comments, the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff of the U. S. Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

1.
Staff Comment:  In the Summary Section—Fees and Expenses of the Fund on page 1, please revise the last caption in the table to read:  “Total Annual Fund Operating Expenses After Fee Waiver and Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the final line of the Annual Fund Operating Expenses table adequately conveys the intent of the Staff.  Instruction 3(e) to Item 3 of Form N-1A allows for the mutual fund’s discretionary language in the caption, indicating that “The Fund should place these additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.) We therefore respectfully decline the comment, and offer recent 485B/497K filing examples from PIMCO, Jennison and J.P. Morgan that use the same language the Trust wishes to use.

2.	Staff Comment: In the Summary Section—Fees and Expenses of the Fund on page 1, please remove footnote 1.

Response:  The Trust responds by directing the Staff’s attention to Instruction 3(f)(vii) of Item 3 of Form N-1A, which indicates that the Fund may clarify in a footnote to the fee table that the total annual fund operating expenses do not correlate to the ratio of expenses to average net assets in the Financial Highlights.  Additionally, the Trust explains that because acquired fund fees and expenses (“AFFE”) did not exceed 0.01% (they amounted to 0.01%), pursuant to Instruction 3(f)(i) of Item 3, these AFFE are now included with “Other Expenses” in the fee table.  The Financial Highlights reflect the ratio of expenses to average net assets before expense reimbursement as 1.71%.  The 485BPOS filing for this Fund will reflect 1.72% for the total annual fund operating expenses (now that final AFFE data is available).  Accordingly, the footnote is appropriate and the Trust declines to delete it.

3.
Staff Comment:  In footnote 2 to the Fees and Expenses of the Fund table, please disclose that the contractual expense limitation shall remain in effect for at least one year from the date of the Prospectus.

Response:  The Trust responds by modifying the second sentence of footnote 2 as follows:  “The expense limitation will remain in effect at least through February 28, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).”

4.	Staff Comment: In footnote 2 to the Fees and Expenses of the Fund table, please remove the second half of the footnote regarding recoupment.

Response:  The Trust has revised footnote 2 as requested.

5.
Staff Comment:  Footnote 3 to the Fees and Expenses of the Fund table, regarding a voluntary waiver, may only be included if the commitment extends for one year from the date of the Prospectus.  If the Advisor wishes to make the one year commitment, you may combine the waiver information in one footnote.  If the Advisor does not intend to extend the voluntary waiver for a full year, then the information regarding the voluntary waiver should be removed from the Summary Section and moved to the back of the statutory prospectus.

Response:  The Trust responds by stating that the Advisor agrees to extend the voluntary waiver for a full year after the date of the Prospectus.  Accordingly, footnote 2 to the Fees and Expenses of the Fund table is revised to read as follows:

(2)
The Edgar Lomax Company (the “Advisor”) has contractually agreed to waive all or a portion of its management fees and/or pay expenses of the Fund to ensure that Net Annual Fund Operating Expenses (excluding acquired fund fees and expenses, interest, taxes and extraordinary expenses) do not exceed 0.99% of the Fund’s average daily net assets.  The expense limitation will remain in effect ~~indefinitely~~ through at least February 28, 2011, and may be terminated only by the Trust’s Board of Trustees (the “Board”).  ~~The Advisor is permitted to seek recoupment from the Fund, subject to limitations, for management fees it waived and Fund expenses it paid for three years from the date fees were waived or expenses were paid provided that any such recoupment during any fiscal year will not cause the Fund’s Net Annual Fund Operating Expenses to exceed the expense limitation.~~(3)  In addition,The Advisor has voluntarily agreed to waive a portion of its management fee contingent upon the Fund’s performance versus the S&P 500’s “value” style index (“S&P 500 Value Index”).  The amount of the voluntary waiver will depend upon the size of the Fund’s assets as of the end of each month.  The Advisor intends to waive a portion of its management fee whenever, as of the end of each month, the Fund’s 3-year or 5-year average annual total return is less than that of the S&P 500 Value Index (see “Management Fee and Voluntary Fee Waiver” section in the statutory prospectus). If the Advisor waives management fees under this arrangement, it has also agreed to absorb all expenses, other than management fees (categorized as “Other Expenses” in the table).  ~~While the Advisor may discontinue its voluntary waiver at any time, it has no intention of doing so.~~  The Advisor has agreed to continue this waiver arrangement through at least February 28, 2011.  This waiver arrangement may be discontinued at any time after February 28, 2011.  With the voluntary fee waiver, actual Net Annual Fund Operating Expenses were 0.92%.

6.
Staff Comment:  In the Summary Section - Example paragraph for the Fund, please remove the reference to dividends and distributions being reinvested, as this is not referred to in the disclosure supplied in Form N-1A.

Response:  The Trust responds by removing the phrase “, that dividends and distributions are reinvested,” from the paragraph.

7.	Staff Comment: In the Average Annual Total Returns table, please confirm that the returns for the Lipper Large-Cap Value Funds Index truly reflect no deduction for fees, taxes, or expenses.

Response:  The Trust responds by modifying the parenthetical for the Lipper Large-Cap Value Funds Index returns as follows: (reflects no deduction for taxes).

If you have any questions regarding the enclosed, please do not hesitate to contact me at (414) 765-6609.

Very truly yours,

/s/ Jeanine M. Bajczyk
Jeanine M. Bajczyk, Esq.
Secretary
Advisors Series Trust